Filed Under Rule 424(b)(3)
                                                      File No. 333-76725

PROSPECTUS

                        31,024,709 Shares of Common Stock
                              AMERICA ONLINE, INC.

         This prospectus relates to the public offering, which is not being underwritten, of 31,024,709 shares of our common stock which is held by the selling stockholders listed on pages 8 and 9. The selling stockholders may offer their shares of common stock through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares.

         Our Common Stock is listed on the New York Stock Exchange under the symbol "AOL." On May 25, 1999, the last reported sale price for the common stock was $115.06 per share.

         You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 26, 1999.

                                   The Company

         Founded in 1985, America Online, Inc., based in Dulles, Virginia, is the world leader in interactive services, Web brands, Internet technologies, and e-commerce services.

          America Online has two major lines of Internet businesses organized into four product groups:

       o  the  interactive  online  services   business,   comprised  of  the
          Interactive Services Group, the Interactive Properties Group and the AOL International Group, and

       o the enterprise solutions business, comprised of the Netscape Enterprise Group.

         The product groups are described below.

         The   Interactive   Services  Group   develops  and  operates   branded
interactive services,  including:

       o the AOL service, a worldwide Internet online service with more than 17 million members

       o the CompuServe service, a worldwide Internet online service with approximately 2 million members

       o the Netscape Netcenter, an Internet portal with more than 15 million registered users

       o  the AOL.COM portal

       o  the Netscape Navigator and Communicator browsers

          The Interactive Properties Group is built around branded properties that operate across multiple services and platforms, such as:

       o Digital City, Inc., the No. 1 branded local content network and community guide on the AOL service and the Internet

       o ICQ, a portal that provides instant communications and chat technology

       o MovieFone, Inc., a movie listing guide and ticketing service provided through an interactive telephone service and on the AOL service and the Internet

         The AOL International Group oversees the AOL and CompuServe operations outside the United States.

         The Netscape Enterprise Group focuses on providing businesses a range of software products, technical support, consulting and training services. These products and services historically have enabled businesses and users to share information, manage networks and facilitate electronic commerce.

         In November 1998, America Online entered into a strategic alliance with Sun Microsystems, Inc., a leader in network computing products and services, to accelerate the growth of enterprise-class e-commerce, and to use Sun's Java technology to develop selected next-generation Internet devices that will help Internet users access America Online's brands through a variety of hardware devices. The strategic alliance provides that, over a three year period, we will develop and market, together with Sun, client software and network application and server software for electronic commerce, extended communities and connectivity, including software based in part on the Netscape code base, on Sun code and technology and on certain America Online services features, to business enterprises.

         America Online was incorporated in Delaware on May 24, 1985. The principal executive offices are located at 22000 AOL Way, Dulles, Virginia 20166-9323. Our telephone number at that address is (703) 265-1000.

                                  Risk Factors

         Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition or results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

         We Face Competition for Subscription Revenues and the Development and Sale of Electronic Commerce Infrastructure and Applications

         We  face  competition  from a wide  range  of  other  companies  in the communications, advertising, entertainment, information, media, Web-based services, software, technology, direct mail and electronic commerce fields for subscription, advertising, and commerce revenue, for the development and sale of electronic commerce infrastructure and applications and in the development of distribution technologies and equipment.

      o Competitors for subscription revenues include:

        -- online services such as the Microsoft Network, AT&T Worldnet and Prodigy Classic

        -- national and local Internet service providers, such as MindSpring and EarthLink

        -- long distance and regional telephone companies offering access as part of their telephone service, such as AT&T Corp., MCI WorldCom, Inc., Sprint Corporation and regional Bell operating companies

        --  cable television companies

        -- cable Internet access services offered by companies such as AtHome Corporation and Road Runner Group

      o Competitors for advertising and commerce revenues include:

        -- online services such as the Microsoft Network, AT&T Worldnet and Prodigy Classic

        -- Web-based navigation and search service companies such as Yahoo! Inc., Infoseek Corporation, Lycos, Inc. and Excite, Inc.

        -- global media companies including newspapers, radio and television stations and content providers, such as the National Broadcasting Corporation, CBS Corporation, The Walt Disney Company, Time Warner Inc., The Washington Post Company and Conde Nast Publications, Inc.

        -- cable Internet access services offered by companies such as AtHome Corporation and Road Runner Group

      o  Competitors  in  the  development  and  sale  of  electronic   commerce
infrastructure and applications include:

        --  providers  of  electronic  commerce  infrastructure  such as  server software, including International Business Machines Corporation, Microsoft Corporation, Oracle Corporation, Novell, Inc., Software.com, Inc., BEA Systems, Inc. and the provider of the Apache Web Server

        -- providers of electronic commerce applications including International Business Machines Corporation, Oracle Corporation, General Electric Information Systems, Microsoft Corporation, PeopleSoft, Inc., SAP A.G., Open Market, Inc., Ariba Technologies, CommerceOne, Sterling Commerce, Inc. and BroadVision, Inc.

      o  Competition  in  the  development  of  distribution   technologies  and
equipment includes:

        -- broadband distribution technologies used in cable Internet access services offered by companies such as AtHome Corporation and Road Runner Group

        -- advanced telephone-based access services offered through digital subscriber line technologies offered by local telecommunications companies

        -- other advanced digital services offered by broadcast, satellite and wireless companies

        --  television-based   interactive  computer  services,  such  as  those
            offered by Microsoft's WebTV

        -- personal digital assistants, enhanced mobile phones and other equipment offering functional equivalents to our features

         Some of our present competitors and potential future competitors may have greater financial, technical, marketing or personnel resources than us. The competitive environment could have a variety of adverse effects on us. For example, it could:

      o require price reductions in the subscription fees for online services and require increased spending on marketing, network capacity, content procurement and product development

      o negatively impact our ability to generate greater revenues and profits from sources other than online service subscription revenues, such as advertising and electronic commerce

      o limit our opportunities to enter into or renew agreements with content providers and distribution partners

      o limit our ability to develop new products and services

      o limit our ability to continue to grow or sustain our subscriber base

      o require price reductions in our enterprise software products

      o result in a loss of our market share in the enterprise software industry

      o require an increase in our sales and marketing expenditures, and a reduction in our advertising revenues, relating to our Netcenter Internet portal

         Any of the foregoing events could have an adverse impact on revenues or result in an increase in costs as a percentage of revenues, either of which could have a material adverse effect on our business, financial condition and operating results.

We Need to Manage Integration of Our Mergers and Acquisitions

         In March 1999 we completed the merger with Netscape Communications Corporation, a leading provider of software and services for Internet users, including Netscape Netcenter, and the Netscape Navigator and Netscape Communicator browsers. The Netscape merger involves risks, including successful integration and management of the acquired technology, operations and personnel of Netscape. The integration of America Online and Netscape will be a complex, time consuming process and may result in a disruption of the combined company if not completed in a timely and efficient manner. The combined company must operate as a combined organization utilizing common information and communications systems, operating procedures, financial controls, human resources practices and other shared infrastructure. There may be substantial difficulties, costs and delay involved in integrating America Online and Netscape, including potential incompatibility of business cultures, perceived adverse changes in client service standards or business focus, potential sales channel conflicts, the loss of key employees and diversion of attention of management from other ongoing business concerns. There can be no assurance we will be able to successfully manage and operate Netscape. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

         Additionally, we have acquired and merged with several smaller companies over the last several years. The integration of these acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of the attention of existing management from other ongoing business concerns.

Potential Year 2000 Problems May Have an Adverse Effect on Our Operations and Ability to Offer Products and Services Without Interruption

         America Online utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in operating its online services and Web sites, the proprietary software of the AOL and CompuServe services, Netscape software products, member and customer services, network access, content providers, joint ventures and various administrative and billing functions. To the extent that these applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possibly replacement may be necessary.

         In 1997, America Online appointed a Year 2000 Task Force to perform an audit to assess the scope of America Online's risks and bring its applications into compliance. This Task Force is undertaking its assessment of America Online's company-wide compliance and is overseeing testing. America Online's system hardware components, client and host software, current versions of Netscape software products and corporate business and information systems are currently undergoing review and testing. To date, America Online has experienced very few problems related to Year 2000 testing, and the problems that have been identified are in the process of being fixed.

         America Online intends to make Year 2000 compliant certain versions of the client software for the AOL service and the CompuServe service that are available on the Windows and Macintosh operating systems, as well as versions of Netscape software products that are currently shipped. These versions of the software incorporate proprietary software and third-party component software that may not be Year 2000 compliant, and testing continues. A patch or upgrade may be required for members or customers using some of these versions to achieve Year 2000 compliance. Over the coming months, America Online will be working to obtain and make available any required patches or upgrades at no cost to members of the online services and to communicate their availability. America Online also will make available, at no additional cost to customers, any required patches to the versions of Netscape software products currently being shipped to customers and communicate their availability. In addition, America Online will be encouraging members and customers to upgrade to versions of the software that are expected to be Year 2000 compliant, if they have not already done so.

         In addition, America Online is continuing to gather information from its vendors, joint venture partners and content partners about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000. America Online intends to continue its efforts to seek reassurances regarding the Year 2000 compliance of vendors, joint venture partners and content partners. In the event any third parties cannot timely provide America Online with content, products, services or systems that meet the Year 2000 requirements, the content on America Online's services, access to America Online's services, the ability to offer products and services and the ability to process sales could be materially adversely affected.

         The costs incurred through March 1999 to address Year 2000 compliance were approximately $7 million. America Online currently estimates it will incur a total of approximately $20 million in costs to support its compliance initiatives. America Online cannot predict the outcome of its Year 2000 program, whether third party systems are or will be Year 2000 compliant, the costs required to address the Year 2000 issue, or whether a failure to achieve substantial Year 2000 compliance will have a material adverse effect on America Online's business, financial condition or results of operations. Failure to achieve Year 2000 compliance could result in interruptions in the work of its employees, the inability of members and customers to access America Online's online services and Web sites or errors and defects in the Netscape products. This, in turn, may result in the loss of subscription services revenue, advertising and commerce revenue or enterprise solution revenue, the inability to deliver minimum guaranteed levels of traffic, diversion of development resources, or increased service and warranty costs. Occurrence of any of these may also result in additional remedial costs and damage to reputation.

         America Online is in the process of developing a contingency plan to address possible risks to its systems. It is America Online's intention to implement its contingency plan no later than July 1999.

The Price of Our Common Stock is Volatile

         The trading price of our common stock has been and may continue to be subject to wide fluctuations over short and long periods of time. During the last year, the closing sale prices of our common stock on the New York Stock Exchange ranged from $17.25 to $175.25. Our stock price may fluctuate in response to a number of events and factors, such as:

      o quarterly variations in financial results and membership growth and usage

      o   the   announcement   of   technological   innovations,    mergers,
          acquisitions, strategic partnerships or new product offerings by America Online or its competitors

      o   the entrance of new competitors into the online services market

      o changes in financial estimates and recommendations by securities analysts and news reports relating to trends in the Internet-related markets

      o the operating and stock price performance of other companies that investors may deem comparable

         In addition, the market prices for Internet-related companies have experienced volatility that often has not been directly related to the operating performance of such companies. Market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c ), 14 or 15(d) of the Securities Exchange Act prior to the termination of the offerings described in this prospectus:

(a) Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (SEC file number 001-12143 and filing date of September 28, 1998);

(b) Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 1998 (SEC file number 001-12143 and filing date of November 6, 1998);

(c) Quarterly Report on Form 10-Q, for the quarterly period ended December 31, 1998 (SEC file number 001-12143 and filing date of February 10, 1999);

(d) Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 1999 (SEC File number 001-12143 and filing date of May 7, 1999;

(e) Proxy Statement on Schedule 14A for the 1998 Annual Meeting (SEC file number 001-12143 and filing date of September 28, 1998);

(f) Current Report on Form 8-K dated August 4, 1998 (SEC file number 001-12143 and filing date of August 5, 1998);

(g) Current Report on Form 8-K dated September 28, 1998 (SEC file number 001-12143 and filing date of September 29, 1998);

(h) Current Report on Form 8-K dated November 23, 1998 (SEC file number 001-12143 and filing date of November 24, 1998);

(i) Current Report on Form 8-K dated February 1, 1999 (SEC file number 001-12143 and filing date of February 11, 1999);

(j) Current Report on Form 8-K dated November 9, 1998 (SEC file number 001-12143 and filing date of February 17, 1999);

(k) Current Report on Form 8-K dated March 17, 1999 (SEC file number 001-12143 and filing date of March 26, 1999);

(l) Current Report on Form 8-K/A dated March 17, 1999 (SEC file number 001-12143 and filing date of April 21, 1999);

(m) Current Report on Form 8-K dated April 21, 1999 (SEC file number 001-12143 and filing date of April 21, 1999); and

(n) The description of our capital stock, including preferred share purchase rights, which is contained in registration statements on Form 8-A under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

         You may request a copy of these filings, at no cost, by writing or telephoning as follows:

                  America Online, Inc.
                  Attention: Investor Relations
                  22000 AOL Way
                  Dulles, VA 20166
                  (703) 265-2741
                  IR@aol.com

         This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                           Forward-Looking Statements

         This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                 Use Of Proceeds

         The selling stockholders are offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sales of these shares.

                              Selling Stockholders

         The following table sets forth the number of shares owned by each of the selling stockholders. All information contained in the table below is based upon their beneficial ownership as of April 20, 1999. Sprint Communications Company, L.P. has informed us that it plans to sell or otherwise dispose of all of the shares it owns and therefore will not own any of the shares after the consummation of this offering. We are not able to estimate the amount of shares that will be held by the other selling stockholders after the completion of this offering because those selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.


                                             Number of Shares         Number of Shares        Percent of Outstanding
                                            Beneficially Owned         Registered for              Shares After
   Name of Selling Stockholder                                          Sale Hereby                the Offering

Sprint Communications Company, LP             28,800,000                  28,800,000                    --
Arrow Investments, Inc. (1)(2)                    20,980                      20,980                    --
Ranger Investments, L.P. (1)(3)                   16,800                      16,800                    --
Bear, Stearns International Limited              339,968                     339,968                    --
Softven No. 2 Investment Enterprise              211,392                     211,392                    --
Partnership (1)
Vulcan Ventures Incorporated (1)(4)              269,188                     269,188                    --
The Washington Post Company (1)                   45,756                      45,756                    --
Thomas M. Sammon, Jr. (1)                         21,236                      21,236                    --
Bradley W. Scurlock (1)                           40,336                      40,336                    --
Robert Scurlock (1)                               19,782                      19,782                    --
Stephen L. Tomlin (1)                             30,804                      30,804                    --
Natacha Sacha                                        436                         436                    --
Theodore H. Barnett                              150,588                     150,588                    --
James A. Joaquin                                 111,726                     111,726                    --
Anne Stendel Thomas                                  305                         305                    --
Nicole Demeo Overson                                 305                         305                    --
21st Century Internet Fund, L.P.                 395,115                     395,115                    --
Benchmark Capital Partners II, L.P. (5)          297,850                     297,850                    --
Neal Margulis                                      4,097                       4,097                    --
Howard Goldman                                     5,966                       5,966                    --
Javier E. Rojas                                    4,097                       4,097                    --
Joseph M. Beninato                               111,726                     111,726                    --
Anthony A. Espinoza                              111,726                     111,726                    --
Lisa Gansky                                           30                          30                    --
Jon R. Love                                        4,097                       4,097                    --
Brian Goffman                                        311                         311                    --
Cecilia A. Hayes                                     467                         467                    --
Steve Victorino                                      155                         155                    --
Comdisco, Inc.                                     4,917                       4,917                    --
R. Payton Stiewe                                     155                         155                    --
VLG Investments 1998                               4,087                       4,087                    --
Stephen A. Murray                                    311                         311                    --


(1) The following stockholders own shares of common stock that are currently held in escrow under the terms of an Escrow Agreement dated November 9, 1998 between such stockholders and America Online. Such shares are being registered under the registration statement on Form S-3 filed in connection with this prospectus and are included in the amounts listed in the table above, but such shares may not be sold by the selling stockholders until the shares are released from the escrow, which is expected to be in November 1999: Arrow Investments - 20,980 shares, Ranger Investments - 16,800 shares, Softven No. 2 - 21,140 shares, Vulcan Ventures - 26,920 shares, Washington Post - 4,575 shares, Thomas Sammon - 6,536 shares, Bradley Scurlock - 6,536 shares, Robert Scurlock - 3,600 shares, and Stephen Tomlin - 5,604 shares.

(2) The shares held of record by Arrow Investments are beneficially owned by Barry Diller, the Chairman and sole stockholder of Arrow Investments.

(3) The shares held of record by Ranger Investments are beneficially owned by Arrow Investments, the General Partner of Ranger Investments. Mr. Diller is the Chairman and sole stockholder of Arrow Investments.

(4) The shares held of record by Vulcan Ventures are beneficially  owned by Paul
G. Allen, the Chairman, President and sole stockholder of Vulcan Ventures.

(5) Benchmark  Capital  Management  Co.  II,  L.C.  is the  general  partner of
Benchmark Capital Partners II, L.P., and the managing members of Benchmark Capital Management are: David M. Beirne, Bruce W. Dunlevie, John W. Gurley, Kevin R. Harvey, Robert C. Kagle, and Andrew S. Rachleff. Benchmark Capital Management and Messrs Beirne, Dunlevie, Gurley, Harvey, Kagle and Rachleff all disclaim beneficial ownership of the shares held by Benchmark Capital Partners II, except to the extent of any indirect pecuniary interest therein.

         The shares being sold by Sprint Communications Company L.P. were issued in connection with Sprint's exercise of a warrant for common stock that America Online issued to Sprint in May 1993. America Online issued the warrant in connection with Sprint's provision of network services to us. We have filed a registration statement with the Securities and Exchange Commission to register the shares for sale or other transfer under the Securities Act to comply with our requirements under the warrant. This prospectus is a part of the registration statement. We also have agreed to keep the registration statement effective for the earlier of one year or until this prospectus is no longer required for Sprint to sell or otherwise transfer its shares and to prepare and file any amendments or supplements to the registration statement that may be necessary to keep the registration statement effective.

         Sprint Communications Company L.P. is a Delaware limited partnership all of whose partners are owned directly or indirectly by Sprint Corporation, a Kansas corporation. Sprint LP is the largest component of the Sprint FON Group's long-distance division. The FON Group's long distance division is the nation's third largest long distance phone company and operates a nationwide, all-digital long distance telecommunications network using state-of-the-art fiber-optic and electronic technology. The long distance division provides domestic and international voice, video and data communications services as well as integration management and support services for computer networks. Sprint's local telephone, wireless personal communications services, and other operations are provided by Sprint's other divisions.

         The other selling stockholders received their shares of common stock pursuant to either our merger with PersonaLogic, Inc. in November 1998 or our merger with When Inc. in March 1999.

         The stockholders who received their shares pursuant to the PersonaLogic merger are parties to a Registration Rights Agreement dated as of November 9, 1998, in which we agreed to include their shares in any registration statement we filed within one year of the date of the agreement (other than on Forms S-4 or S-8), and to keep such registration statement effective for a period of 90 days. Several of those selling stockholders currently hold positions with America Online. Stephen L. Tomlin and Thomas M. Sammon, Jr. are each vice presidents of America Online and Bradley W. Scurlock is a managing director of America Online.

         The stockholders who received their shares pursuant to the When merger are parties to a Registration Rights Agreement dated as of March 31, 1999 and a Side Letter on Piggyback Registration Rights dated as of March 31,1999, in which we agreed to include their shares in any registration statement we filed within one year of the date of the Registration Rights Agreement (other than on Forms S-4 or S-8), and to keep such registration statement effective for a period of 90 days. Two of those selling stockholders currently hold positions with America Online. Theodore H. Barnett and Anthony Espinoza are each vice presidents of America Online.

         This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. In addition, this prospectus covers the preferred stock purchase rights that currently trade with America Online's common stock and entitle the holder to purchase additional shares of common stock under certain circumstances.

                              Plan of Distribution

         We are registering the common stock on behalf of the selling stockholders. As used in this prospectus, the term "selling stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholder as a pledgor, a borrower or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of this offering.

Sprint

         Sprint Communications Company L.P. is offering shares of common stock that it purchased from us pursuant to the warrant issued in May 1993 in connection with Sprint's provision of network services to us. This prospectus covers Sprint's resale of up to 28,800,000 shares of common stock.

         The shares may be sold or otherwise transferred by or for the account of Sprint in transactions on the New York Stock Exchange, or otherwise. These sales or transfers may be made in one or more transactions:

o    at fixed prices,
o    at market prices prevailing at the time of sale,
o    at prices related to prevailing market prices, or
o    at negotiated prices.

     The shares may be sold or otherwise transferred by means of one or more of the following transactions:

o in a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
o through purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;
o in ordinary brokerage transactions in which the broker solicits purchasers or executes unsolicited orders;
o in connection with short sales (which may be executed by counterparties to hedging or other derivative transactions) in which the shares may be redelivered to close out short positions;
o in connection with the loan of shares registered hereunder to a broker-dealer or other borrower or the pledge of shares registered hereunder to a broker-dealer or other pledgee to secure debts or other obligations, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;
o in connection with the writing or settlement of non-traded and exchange-traded call options, in connection with the writing or settlement of hedge transactions, and in connection with other transactions in standardized or over-the-counter options;
o    in privately negotiated transactions; or
o    in any combination of any of the above methods or types of transactions.

         In effecting sales, broker-dealers engaged by Sprint may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

         Sprint and any broker-dealers, agents, or others that participate with Sprint in the distribution of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions paid or any discounts or concessions allowed to any of those persons and any profits received on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Sprint may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales or other transfers of the shares against certain liabilities, including liabilities arising under the Securities Act.

         Because Sprint may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, Sprint will be subject to the prospectus delivery requirements of the Securities Act.

         Upon being notified by Sprint that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the following information:

o    the   name   of  the   selling   stockholder   and  of  the   participating
     broker-dealers;
o    the number of shares involved;
o    the price at which such shares were sold;
o    the   commissions   paid  or  discounts  or  concessions   allowed  to  the
     broker-dealers, if any; and
o    other facts material to the transaction.

         In addition, upon being notified by Sprint that a pledgee or other non-sale transferee intends to sell more than 500 shares, we will file a supplement to this prospectus.

         To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

         Sprint will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by Sprint.
The foregoing may affect the marketability of such securities.

         We have agreed to bear all expenses of registering the shares (other than fees and expenses, if any, of counsel or other advisors to the selling stockholders) in accordance with the registration rights granted to Sprint in the warrant. Sprint will pay any commissions, discounts, concessions or other fees payable to broker-dealers in connection with any sale or other transfer of the shares.

Other Selling Stockholders

         The other selling stockholders are offering shares of common stock that they received either in connection with our merger with PersonaLogic, Inc. in November 1998 or our merger with When Inc. in March 1999. This prospectus covers their resale of up to 2,224,709 shares of common stock.

         The other selling stockholders may sell their shares of common stock directly to purchasers from time to time. Alternatively, they may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of such securities for whom they may act as agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         The common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be effected by means of one or more of the following transactions (which may involve crosses or block transactions):

o on any national securities exchange, such as the NYSE, or quotation service on which the common stock may be listed or quoted at the time of sale,
o    in the over-the-counter market,
o    in  transactions  otherwise  than on such  exchanges  or services or in the
     over-the-counter   market  or
o    through the purchase and sale of over-the-counter options.

         In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker/dealers, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell common stock short and deliver common stock to close out such short positions, or loan or pledge common stock to broker/dealers that in turn may sell such securities.

         At the time a particular offering of the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount common stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

         To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

         The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders. The foregoing may affect the marketability of such securities.

         Pursuant  to  the  Registration   Rights  Agreement  with  the  selling
stockholders who received their shares of common stock in the merger with PersonaLogic, all expenses of the registration of the common stock will be paid by us, including, without limitation, Commission filing fees; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. Pursuant to the Registration Rights Agreement with the selling stockholders who received their shares of common stock in the merger with When, such selling stockholders will pay a pro rata share of the Commission filing fees and expenses related to the registration statement that this prospectus is a part of. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                     Experts

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 1998, and supplemented in our Current Reports on Form 8-K filed on February 17, 1999 and on Form 8-K/A filed on April 21, 1999, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.